599 LEXINGTON AVENUE  |  NEW YORK  |  NY  |  10022-6069
WWW.SHEARMAN.COM  |  T +1.212.848.4000  |  F +1.212.848.7179

sgiove@shearman.com	July 27, 2011
212-848-7325
Via EDGAR
Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
WebMD Health Corp.
SEC Comment Letter dated July 20, 2011 (the “Comment Letter”)
Dear Mr. Krikorian:
By this letter, I am confirming on behalf of our client, WebMD Health Corp. (the “Company”), our conversation from today pursuant to which we agreed that the Company will have until August 17, 2011 to respond to the above-referenced comment letter received from the staff of the Securities and Exchange Commission. While the Company is working expeditiously to respond to the Comment Letter, in light of the Company’s upcoming public reporting obligations, the Company requested this extension in order to have adequate time for the Company and its advisors to fully consider and respond to all of the points raised in the Comment Letter.
If you have any questions concerning the foregoing, please do not hesitate to contact me at the telephone number appearing above.
Very truly yours,
/s/ Stephen T. Giove
Stephen T. Giove
Partner
cc: Laura Veator, Staff Accountant
ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK
PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC
SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.